

10035241

SECU[...]CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-47094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST AMERICAN SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 HARMON PLACE, SUITE 218
(No. and Street)

MINNEAPOLIS	MINNESOTA	55403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOAN D. MATHEWS 612-486-5890
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

Mail Processing Section
MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, JOAN D. MATHEWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or FIRST AMERICAN SECURITIES, INC., as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JULIE THERESA MOORE
Notary Public
State of Minnesota
My Commission Expires
January 31, 2015

Signature

PRESIDENT
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN SECURITIES, INC.

FINANCIAL STATEMENT

December 31, 2009 and 2008

FIRST AMERICAN SECURITIES, INC.

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors
First American Securities, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of First American Securities, Inc. (a wholly-owned subsidiary of Mathews Financial, LLC) as of December 31, 2009 and 2008 and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Securities, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 u8nder the Securities Exchange Act or 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
February 25, 2010

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS

	2009	2008
Current assets		
Cash and cash equivalents	$ 17,510	$ 18,757
Prepaid expenses	9,742	10,090
Deferred tax asset	1,441	1,715
Total current assets	28,693	30,562
Equipment, net	2,183	2,482
Total assets	$ 30,876	$ 33,044

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Current liabilities		
Accounts payable	$ 333	$ 1,330
Total current liabilities	333	1,330
Stockholder's equity		
Common stock, voting, $.01 par value per share; 5,000,000 shares authorized, 464,000 issued and outstanding	4,640	4,640
Common stock, non-voting, $.01 par value per share; 5,000,000 shares authorized, 40,000 shares issued and outstanding	400	400
Additional paid-in capital	164,951	164,951
Accumulated deficit	(139,448)	(138,276)
	30,543	31,715
Total liabilities and stockholder's equity	$ 30,876	$ 33,044

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions and fees	$ 199,750	$ 206,173
Interest income	2,729	6,167
Total revenues	202,479	212,340
Expenses:		
Clearing fees	54,473	-
Sales commissions	85,116	96,305
Other operating expenses	63,788	121,389
Total expenses	203,377	217,694
Income before income taxes	(898)	(5,354)
Income tax benefit (provision for income taxes)	(274)	582
Net income	$ (1,172)	$ (4,772)

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-in	Accumulated	
	Voting	Non-Voting	Capital	Deficit	Total
Balances, December 31, 2007	$ 4,640	$ 400	164,951	(133,504)	36,487
Net income (loss)				(4,772)	(4,772)
Balances, December 31, 2008	$ 4,640	$ 400	$ 164,951	$ (138,276)	$ 31,715
Net income (loss)				(1,172)	(1,172)
Balance, December 31, 2009	$ 4,640	$ 400	$ 164,951	$ (139,448)	$ 30,543

The accompanying notes are an integral part of these financial statements

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ (1,172)	$ (4,772)
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	1,429	1,867
Changes in operating assets and liabilities		
Prepaid expenses	348	(74)
Deferred tax asset	274	(582)
Accounts payable	(997)	821
Net cash used in operating activities	(118)	(2,740)
Cash flows from investing activities:		
Purchases of equipment	(1,129)	-
Net cash used in investing activities	(1,129)	-
Net (decrease) increase in cash and cash equivalents	(1,247)	(2,740)
Cash and cash equivalents at beginning of period	18,757	21,497
Cash and cash equivalents at end of period	$ 17,510	$ 18,757

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 1 – Summary of Significant Accounting Policies

Nature of Business

First American Securities & Company ("the Company") is a securities broker-dealer, a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated on November 10, 1993 and approved for FINRA membership (formerly known as the NASD) on December 15, 1994. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2009, the Company had no uninsured cash balances.

Equipment

Equipment is stated at cost and depreciated over estimated useful lives of 5 years using accelerated methods. Accumulated depreciation was $10,692 and 8,826 at December 31, 2009 and 2008, respectively. The Company recorded depreciation expense of $1,429 and $1,867 for the years ended December 31, 2009 and 2008, respectively.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

During fiscal year 2008, the Company adopted FASB Accounting Standards Codification ("ASC") 740, *Income Taxes* (formerly referenced as FASB Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109)*, which changed the framework for accounting for uncertainty in income taxes. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Revenue Recognition

Securities transactions and related commission income and expenses are recorded on a trade-date basis. The Company's revenues derived from private placements are recognized at the time of the placement's closing.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

In June 2009, the FASB issued the FASB Accounting Standards Codification™ and a new Hierarchy of Generally Accepted Accounting Principles which establishes only two levels of U.S. generally accepted accounting principles ("GAAP"): authoritative and nonauthoritative. The Codification is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP, except for rules and interpretive releases of the SEC, which are additional sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. The Codification is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company adopted the new guidelines and numbering system prescribed by the Codification when referring to GAAP in the third quarter of 2009. The application of the Codification did not have an impact on the Company's financial statements; however, all references to authoritative accounting literature will now be references in accordance with the Codification.

In May 2009, the FASB issued authoritative guidance for subsequent events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The guidance sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. The guidance also requires the disclosure of the date through which an entity has evaluated subsequent events and whether this date represents the date the financial statements were issued or were available to be issued. We adopted this guidance in 2009 with no significant impact on our financial statements or related footnotes

Note 2 – Related Party Transactions

The Company pays its parent company management fees in conjunction with research and other general office assistance provided by the parent company. For the years ended December 31, 2009 and 2008, the Company paid management fees of $22,500 and $22,500, respectively.

Note 3 – Office Lease

The Company leases approximately 747 square feet of office space under the terms of an operating lease ("Lease") entered into on December 4, 2009. The Company pays a monthly minimum lease payment of $900. The Lease expires December 31, 2010. The Company is also responsible for all utility, janitorial, and maintenance costs of the leased space. The Lease provides the Lease may be replaced if the Company

Note 3 – Office Lease (Continued)

desires to occupy other space in the building. Future minimum lease payments for the year ending December 31, 2010 are estimated to be approximately $10,800. Total rent expense for the two years ended December 31, 2009 and 2008 was $10,800 and $10,200, respectively

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and related net capital ratio fluctuate on a daily basis. As of December 2009, the net capital ratio was .02 to 1 and net capital was $17,177, which exceeded the minimum requirement by $12,177. As of December 31, 2008, the net capital ratio was .09 to 1 and net capital was $15,025, which exceeded the minimum requirement by $10,025.

The Company's brokerage activity is transacted on a fully disclosed basis through Southwest Securities, Inc. and, accordingly, is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on provisions of Section 9k)(2)(II) of the Rule.

Note 5 – Income Taxes

A summary of deferred tax asset presented on the accompanying balance sheet is as follows:

	2009	2008
Deferred:		
Federal	$ (871)	$ (1,037)
State	(570)	(678)
	$ (1,441)	$ (1,715)
Total provision (benefit) for income taxes	$ 274	$ (582)
Individual components of deferred taxes are as follows:		
Deferred tax asset arising from:		
Net operating loss carryforward	$ 1,441	$ 1,715
Total deferred asset	$ 1,441	$ 1,715

The Company has approximately $5,800 in net operating loss carryover from 2009 that is available to reduce future income taxes. The net operating loss carryover expires in 2029. The Company's management determined that it was more likely than not that the Company's net operating loss carryforward will be utilized; therefore no valuation allowance against the related deferred tax asset has been established.

FIRST AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$ 30,543
Deductions and/or changes:		
Non-allowable assets:		
Prepaid expenses	9,742	
Deferred tax asset	1,441	
Equipment, net	2,183	
		13,366
Net capital		$ 17,177

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 333

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net captial at 1,500 percent	$ 12,177
Ratio: Aggregate indetedness to net capital	.02 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net captial as reported in Company's Part IIA FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2009	$ 17,162
Depreciation expense	2,183
Income tax benefit	(53)
Non-allowable asset reduction	15
Non-allowable asset classification, depreciation expense	(2,183)
Non-allowable asset classification, income tax benefit	53
Net capital per above	$ 17,177

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
First American Securities
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of First American Securities, Inc. for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
February 25, 2010